Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                October 3, 2017


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1678
               Convertible & Income Portfolio of Funds, Series 27
                       File Nos. 333-220192 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1678, filed on August 28, 2017, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Convertible & Income Portfolio of Funds, Series 27 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Risks

       1. The duration example in the sixth bullet uses a duration of five years. Please confirm that the average weighted duration of the fixed-income securities held indirectly by the Trust is approximately five years or less. If not, please revise this example to reflect the average weighted duration of the fixed-income securities.

      Response: The sponsor confirm that the average weighted duration of the fixed-income securities held indirectly by the Trust is approximately five years or less and, therefore, the example does not need to be revised.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
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                                                              Morrison C. Warren